EXHIBIT 1

July 27, 2005

Valerie Seager appointed Vice President & General Counsel

Vancouver, B.C. – Papermaker NorskeCanada today announced the promotion of Valerie Seager to Vice President and General Counsel, reporting to Russell J. Horner, President and Chief Executive Officer.

Ms. Seager joined NorskeCanada in 2002 as legal counsel and corporate secretary. In that role, she has directed a wide range of legal files, including litigation management, contracts, acquisitions and related strategic initiatives. Ms. Seager brings a broad legal background in corporate governance and regulation from 17 years in private practice, in start-up business environments and with publicly traded companies.

“With regulatory and legal scrutiny of operational practices increasing, the direct involvement of knowledgeable counsel in the day-to-day affairs of the business is critical,” said Horner. “Valerie’s expertise has been instrumental in ensuring our governance practices meet our own high standards and that they go well beyond the requirements of the regulators we work with.”

Ms. Seager received a Bachelor of Laws from the University of Toronto in 1986. She was called to the Bar in Ontario in 1988 and was called to the Bar in British Columbia in 1991. She serves on the Board of Advisors of the Natural Resource Law Program at the University of British Columbia

For further information:

Lyn Brown

Vice President, Corporate Affairs

604-654-4212